

UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 5339898 **Fax** (65) 5342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A08/at

11 April 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA



03050288

APPOINTMENT OF NEW SENIOR EXECUTIVE VICE PRESIDENT

Dear Sir

We enclose a copy of our News Release dated 11 April 2003 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

5/15

NEWS RELEASE



Issued by UOB Corporate Affairs

For Information Only

31/03

Appointment Of New Senior Executive Vice President

Singapore, 11 April 2003 – The United Overseas Bank (UOB) Group is pleased to announce the promotion of Mr Francis Lee Chin Yong to Senior Executive Vice President & Head, International Operations.

As Senior Executive Vice President & Head, International Operations, Mr Lee will drive the Group's businesses outside Singapore and identify opportunities for growth. He will oversee the Group's international operations, regional banking subsidiaries, international corporate banking, UOB Asia (Capital Markets) and UOB Asia (Hong Kong).

Mr Lee joined the Group in 1980 and was appointed Head of the Group's consumer services operations in Malaysia in 1991. In 1998, Mr Lee was promoted to Chief Executive Officer of United Overseas Bank (Malaysia) Bhd [UOBM], a post which he will relinquish to take up his appointment in UOB Singapore from 16 April 2003. Mr Chan Kok Seong will take over as Acting Chief Executive Officer of UOBM.

For more information, please contact:

Ms Teo Suan Hwi
Corporate Affairs Division
United Overseas Bank Group
Tel: (65) 6539 3972
Fax: (65) 6538 2559
Email: Teo.SuanHwi@UOBgroup.com